UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unaudited Financial and Operating Results for the three and twelve months ended December 31, 2025

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated February 19, 2026, announcing its unaudited financial and operating results for the three and twelve months ended December 31, 2025.

EXHIBIT INDEX

99.1	Press Release dated February 19, 2026

*****

Neither C3is Inc.’s independent accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary financial results for the three and twelve months ended December 31, 2025 and 2024, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the preliminary financial results.

This report on Form 6-K, including exhibit 99.1 hereto other than the section entitled “CEO Dr. Diamantis Andriotis Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer